March 22, 2021

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

Shareholder Proposal for Racial Justice Audit

Submitted at Johnson & Johnson

We are writing to urge Johnson & Johnson shareholders to VOTE FOR ITEM 7 (Third Party Racial Justice Audit) on the Company’s 2022 proxy.

The Shareholder Proposal:

Shareholders urge the board of directors to oversee a third-party audit (within a reasonable time and at a reasonable cost) which assesses and produces recommendations for improving the racial impacts of its policies, practices and products, above and beyond legal and regulatory matters. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

Additionally, it is important for investors to be aware that this proposal is complete and distinct from Item #6. Item #6 promotes a view of ‘racial equity’ that is at odds with the common understanding of the term.

Introduction:

Perhaps not since the civil rights era of the 1960s have citizens spoken with a more clear and compelling demand to end racism and discrimination in all its forms. Investors share this concern and have taken steps to engage company leadership across industry sectors on how they are addressing diversity, equity and inclusion (DEI), inclusive of racial equity and justice in their firms, products and services and their supply chains.

In the healthcare industry, business-as-usual has resulted in disparate outcomes for Black Americans.1 In June 2020, Johnson and Johnson’s (J&J) CEO stated “unequivocally that racism in any form is unacceptable”2 and committed to help drive health equity solutions through partnerships and financial commitments. This is a start, however addressing systemic racism as well its damaging economic costs3 will demand more than a reliance on internal action, assessment, and donations. An audit engages a company in a process of risk mitigation that internal actions alone may not replicate. An objective review that validates current steps and offers recommendations to uproot biases may result in greater certainty for shareholders that a smart path is being taken.

There are a number of concerns which suggest that J&J, its shareholders and its stakeholders, may benefit from a third party civil rights audit.

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1 https://www.pewtrusts.org/en/research-and-analysis/blogs/stateline/2020/06/15/racism-is-a-public-health-crisis-say-cities-and-counties

2 https://www.jnj.com/latest-news/a-message-from-johnson-johnson-ceo-alex-gorsky-about-recent-events-in-the-united-states

3 https://www.bloomberg.com/news/articles/2020-10-20/racism-and-inequity-have-cost-the-u-s-16-trillion-wall-street-economist-says?sref=zKsnIgvx

•	Product marketing: J&J faces ongoing controversies related to its decision in May 2020 to discontinue sales of talcum-base powder in North America but to continue sales across the globe. Claims of aggressively marketing these products to Black and Brown women are troubling.[4] Since the proposal was filed, reports of governments and citizens in African markets objecting to the sale of these products due to potential health risks, raises new controversies and potential business risks.5 6

•	Political spending: J&J’s statements condemning racism stand in contrast to J&J’s Political Action Committee (PAC) contributions. J&J’s PAC contributed tens of thousands of dollars to U.S. Representatives whose votes on January 6, 2021 to overturn election results were in direct alignment with demands of insurrectionists motivated by white supremacy. We see no evidence that J&J has examined the racial equity impact of its government affairs operations.

The statement of opposition is insufficient:

The U.S. Securities and Exchange Commission describes the purpose of an audit as providing the public with additional assurance “beyond managements’ own assertions”.7 In the Company’s no-action request8 J&J’s legal counsel ignored the most important feature of a third-party audit, independence. Similarly, the Board in its opposition statement believes that preparing a report: “would fail to yield meaningful enhancements to the Company’s practices or the robust public disclosures the Company already makes about its DEI efforts.” The Board provides no evidence that it has conducted due diligence as to the value of a third party audit, such as speaking with civil rights audit experts or to the leadership of companies who have conducted audits. Therefore, shareholders may not be able to make a reasoned conclusion that a civil rights audit undertaken by J&J would not be an important exercise.

J&J states in its opposition statement that the proposal “asks the Company to divert resources from its ongoing DEI actions and commitments.” This implies that 1) the Proponents are seeking a diversion of funds from existing programs, and 2) J&J is resource constrained. In fact, the Proponents are not requesting that funds be diverted from existing programs, and no recommendation to this point is made in the proposal. Additionally, a 2021 fiscal year-end balance sheet with $14,487,000 in cash and cash equivalents proves, in our view, that J&J has ample resources require to conduct a civil rights audit.

J&J also almost entirely ignores the external features of the audit. Four of the five bulleted statements in the opposition statement address efforts to create an equitable workplace – a laudable goal. However, internal functions of a company are one piece of a racial justice audit. Shareholders are asking for an examination of “policies, practices and products”. This type of assessment can uncover blind spots and offer a complete picture of J&J’s racial impact both inside and outside the organization.

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4 https://www.reuters.com/article/us-johnson-johnson-marketing-specialrepo-idUSKCN1RL1JZ

5 https://allafrica.com/stories/202011200561.html

6 https://lapresse.tn/87811/sante-une-association-environnementale-appelle-a-retirer-du-marche-tunisien-des-produits-importes-contenant-du-talc-cancerigene/ [available in english via google translate].

7 https://www.sec.gov/reportspubs/investor-publications/investorpubsaboutauditorshtm.html

8 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/ellingeretaljohnson121620-14a8-incoming.pdf

Racial justice and civil rights audits are garnering attention and support from investors and policy organizations:

Shareholder resolutions regarding racial equity and civil rights audits saw increasing support during the 2021 spring annual meeting season, the first season for proposals on this topic. This table summarizes the 2020-2021 resolutions filed:

Company	Shareholder Support
Bank of America	26.50%
Johnson & Johnson	34%
Citigroup	39%
Wells Fargo	13%
Goldman Sachs	31%
JP Morgan	41%
State Street	37%
Amazon*	44%
Oracle**	31%

*excluding 14% insider ownership, 55% of shareholders supported the proposal

**excluding 41% insider ownership 64% of shareholders supported the proposal

Despite less than a majority support, in October 2021, Citigroup announced it reached an agreement with civil rights attorneys to conduct a racial equity audit. The company stated that the focus of the audit will help it address the racial wealth gap in the United States specifically by assessing the design and implementation of its Action for Racial Equity (ARE) initiative. Similarly, State Street announced in fall 2021 it too will undertake an external civil rights audit as a next step to strengthen its programs and initiatives.

In addition, a civil rights audit shareholder proposal submitted at Apple Inc. received a 53.6% vote at the company annual meeting in early March 2022. This first-time majority vote for this type of proposal is a strong indication that a majority of investors believe that even companies that have rigorous and extensive diversity, equity, and inclusion programs would benefit from a third-party review.

Racial equity audits are being broadly called for by legislators and public policy organizations alike. The CEO Blueprint for Racial Equity states: “It is apparent that to drive meaningful change, all businesses must conduct a racial equity audit and share that assessment. This assessment should take a hard look at how a company and its industry have benefited from racist systems and should include a vision and concrete plans for how the company will repair those systems to support a liberating, antiracist culture.”9

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9 https://www.policylink.org/resources-tools/ceo-blueprint-for-racial-equity

The company’s current approach may not be working:

Product marketing: The example of the continuation of talc sales outside of North America has become a reputational concern as highlighted by Black Women for Wellness. This provides strong evidence that the current approach may not be working. As discussed in the proposal:

We are concerned about the ongoing controversies our company faces related to its decision in May 2020 to discontinue sales of talcum-based powder in North America, but continue sales across the globe. Claims of aggressively marketing these products to Black and Brown women after its talc supplier included the WHO’s “possibly carcinogenic” label on shipments are troubling,10 as are the more than 19,000 lawsuits pending related to its use. In August, more than 200 health and environmental justice organizations from 50 countries called on the company to "walk its talk on racial equity and valuing Black lives” by ending global sales of talcum-based baby powder.11

The Wall Street Journal’s opinion page12 and equity research analysts have also raised concerns about the company’s talcum-based product sales and related litigation. During a 2018 investment community meeting an analyst asked the EVP & Worldwide Chairman of the J&J Consumer Companies if because a.) “J&J in a negative way has been in the headlines with the baby powder… has that had any negative impact on the brand?” And, b.) had J&J “done any focus groups with consumers to make sure that the brand is still fine in the eyes of consumers?” According to a transcript of the meeting, the executive defended the safety of the product and answered “Talc is only a very small portion of our business…And, it’s more relevant in emerging markets of the world, where some of the news that have been in the headlines because of these lawsuits have been less relevant. So, what I would say in general is we have not seen a significant impact from the talc issues”.13

The executive, when answering the questions, made no mention of focus groups as a current or future strategy to address this concern. We know today that consumer concern has gained relevancy, globally. Tunisians have called on government authorities to stop sales of J&J talcum- based powder and the Republic of Congo government has suspended imports and marketing activities of these products due to potential toxicity risks.14 15

In fact, J&J itself seems to understand that there may be a very big problem with its talc products. This is illustrated in 2021 with the spin-off of LTL Management LLC – a company created with the sole purpose of shielding all current and future asbestos-related liabilities16. This action drew significant attention and criticism during a Senate Judiciary subcommittee hearing including accusations that the company is “trying to dance around the bankruptcy system to avoid paying these innocent victims.”17 The ongoing talc controversy provides strong evidence that there is more work to be done and the current approach to address racial equity in its consumer health division may not be working.

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10 https://www.reuters.com/article/us-johnson-johnson-marketing-specialrepo-idUSKCN1RL1JZ

11 https://www.mycentraljersey.com/story/news/local/middlesex-county/2020/08/31/group-calls-johnson-johnson-discontinue-talcum-baby-powder/5655800002/

12 https://www.wsj.com/articles/its-past-time-to-pull-the-plug-on-use-of-talc-11594843155

13 available from FactSet CallStreet; Johnson & Johnson Investment Community Meeting; Corrected Transcript 16-May 2018

14 https://lapresse.tn/87811/sante-une-association-environnementale-appelle-a-retirer-du-marche-tunisien-des-produits-importes-contenant-du-talc-cancerigene/ [available in english via google translate].

15 https:/allafrica.com/stories/202011200561.html

16 https://www.npr.org/2021/10/21/1047828535/baby-powder-cancer-johnson-johnson-bankruptcy

17 https://www.law.com/nationallawjournal/2022/02/08/senators-knock-texas-two-step-bankruptcy-tactic-used-by-jj-in-talc-cases/?slreturn=20220217151138

Political Spending: The January 6, 2021 insurrection and the reaction to it illustrates an important point and an additional aspect of J&J’s approach to racial justice and equity that warrants attention.

The morning after the insurrection, which President-Elect Biden linked18 to white supremacy ideologies and whose members carried the Confederate battle flag, Andrew Ross Sorkin wrote in the New York Times about the hard questions business leaders need to ask themselves in the wake of these events. He condemned leadership “who were willing to ignore Mr. Trump’s threat to democracy in the name of economic growth, lower taxes, lighter regulations, or simply access and proximity to power.” He goes on to ask “At a time when business leaders tout their ‘values’ and ‘social responsibility,’ how should those enablers — and the institutions they run — be considered after all this?”19

The question points out how corporate political spending that does not take into account a full range of policy and political preferences of candidate-recipients of corporate PAC contributions has been a factor in how our country found itself in this situation.

J&J’s PAC political contributions speak to this topic. According to data compiled by The Center for Responsive Politics and tracked by CNN, J&J made contributions totaling $106,000 to 24 members of Congress who voted on January 6, 2021 to overturn the votes for a legitimately and democratically elected president. These actions have been viewed consistent with the demands of insurrectionist motivated by white supremacy. In contrast, several corporations took swift action to suspend contributions to members of Congress.20

More recently we have seen how a company’s political spending that is inconsistent with its position on racial justice and civil rights can result in reputation damage and widespread employee discontent. Take for example the March 2022 experience with Disney where its support for the sponsors of the “Don’t Say Gay” bill filed in the Florida legislature resulted in a serious controversy involving its customers and employees. This led to CEO Chapek making a public apology and the company reversing its political spending support for many Florida legislatures.21 Political spending can have important racial and civil rights impacts that J&J may not be fully aware of. A third party audit could be designed to assess the effectiveness of its government affairs operations uncovered and where improvements can be made.

Conclusion:

In March of this year, the public discovered that in 1971 Johnson & Johnson funded a study that injected 10, mostly black, Pennsylvania prisoners with asbestos to compare the minerals’ effect on the inmates’ skin versus talc. While J&J now says they regret this, they state: “At the time of these studies, nearly 50 years ago, testing of this nature among this cohort set was widely accepted, including by prominent researchers, leading public companies, and the U.S. government itself.22” We wonder 50 years from now what actions J&J will regret that could be prevented by a thorough examination of their business. Regardless of how “widely accepted” these methods were, it is nearly inconceivable that an unbiased civil rights expert in the 1970’s would have condoned them.

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18 https://www.npr.org/sections/biden-transition-updates/2021/01/07/954404473/biden-is-set-to-introduce-merrick-garland-as-his-attorney-general-pick. See also, “Ahmad Thomas, the new CEO of Silicon Valley’s most influential business group, said, ‘We at the Silicon Valley Leadership Group condemn with the strongest possible terms the destruction, violence and clear displays of white supremacy seen on display in our nation’s Capitol today.’” https://www.marketwatch.com/story/business-leaders-call-for-action-on-trump-after-mob-siege-at-capitol-11609976655

19 https://www.nytimes.com/2021/01/07/business/dealbook/capitol-mob-enablers.html

20 https://www.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/

21 https://www.cnbc.com/2022/03/11/disney-pauses-political-donations-in-florida-over-dont-say-gay-bill-backlash.html

22 https://www.fiercepharma.com/pharma/jjs-funding-prison-experiment-surfaces-amid-ongoing-talc-litigation

This is the second year this resolution has been before the company. They have again refused to implement the proposal, as well as attempted to keep it off the proxy. This is despite a very robust first year vote of 34%.

Dismantling racial disparities and creating foundational change is the social movement of our time. As the world’s largest and most broadly-based healthcare company that is guided by a Credo “to put the needs and well-being of people it serves first”23 an objective third party civil rights audit can give J&J stakeholders assurance and help strengthen the company’s reputation across all business units.

The company does not have to cut back existing DEI programs and should be fully capable of finding resources necessary to retain civil rights experts to audit the racial impacts of its internal and external operations. The audits commissioned by companies referenced earlier provide potential templates for J&J’s own racial justice audit.

For the reasons above Mercy Investment Services and co-filers to the proposal urge J&J shareholders to support Item 7 on the proxy.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

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23 https://www.jnj.com/credo/